June 5, 2025

Yifan Liang
Chief Financial Officer
Alpha & Omega Semiconductor Limited
Clarendon House, 2 Church Street
Hamilton HM 11, Bermuda

       Re: Alpha & Omega Semiconductor Limited
           Form 10-K for the Fiscal Year Ended June 30, 2024
           File No. 001-34717
Dear Yifan Liang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing